中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED

File No.82-34675

Our Ref : BS(2005)004(JY)

05005078

3rd January, 2005

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

RECEIVED
2005 JAN -4 P 3:37
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Dear Sirs,

BOC Hong Kong (Holdings) Limited
Rule 12g3-2(b) File No.82-34675

We enclose a copy of our press announcement dated 31st December, 2004 published in Hong Kong for your attention.

Please note that the above documents are being furnished to the Securities and Exchange Commission (the "SEC") on behalf of the Company pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully,
For and on behalf of
BOC Hong Kong (Holdings) Limited

PROCESSED
JAN 12 2005
THOMSON
FINANCIAL

Jason C.W. Yeung
Company Secretary

Encl.

香港花園道1號52樓
52/F, 1 Garden Road, Hong Kong
網址 Website: www.bochkholdings.com
電話 Tel: (852) 2846 2700
傳真 Fax: (852) 2810 5830

中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED

(incorporated in Hong Kong with limited liability)
(the "Company")
(Stock Code : 2388)

ANNOUNCEMENT

APPOINTMENTS OF DEPUTY CHIEF EXECUTIVE (HEAD OF CORPORATE BANKING), CHIEF RISK OFFICER AND CHIEF INFORMATION OFFICER

The Board of Directors (the "Board") of the Company is pleased to announce the appointments of Mr. Gao Yingxin (高迎欣), Mr. Alex Cheung Yau Shing (張祐成) and Mr. Peter Liu Yun Kwan (廖仁君) as the Deputy Chief Executive (Head of Corporate Banking), Chief Risk Officer and the Chief Information Officer respectively of the Company's principal banking subsidiary, Bank of China (Hong Kong) Limited.

The Board is pleased to announce the appointments of Mr. Gao Yingxin (高迎欣) ("Mr. Gao"), Mr. Alex Cheung Yau Shing (張祐成) ("Mr. Cheung") and Mr. Peter Liu Yun Kwan (廖仁君) ("Mr. Liu") as the Deputy Chief Executive (Head of Corporate Banking), Chief Risk Officer and the Chief Information Officer respectively of the Company's principal banking subsidiary, Bank of China (Hong Kong) Limited (the "Bank").

Mr. Gao will join the Bank as Deputy Chief Executive (Head of Corporate Banking). His prior position was President and Chief Operating Officer of BOC International Holdings Limited in Hong Kong. In 1999, he became General Manager of Corporate Banking at Bank of China ("BOC") Head Office where he was responsible for managing and building BOC Group's customer relationships with and global financing for multinational corporations and premium domestic clients in the Mainland of China. He was also in charge of BOC's major financing projects. Mr. Gao obtained a master's degree in Engineering from the East China University of Science and Technology in Shanghai in 1986. Then he joined BOC Head Office where he began working on financing projects for various industries. Mr. Gao also attended executive business programmes at the Wharton School of Business and the John F. Kennedy School of Government, and was seconded for one year to the Finance Department of Northern Telecom (Nortel) Head Office in Canada.

Mr. Cheung will join the Bank as Chief Risk Officer. His prior position was assistant general manager and chief credit officer of Hang Seng Bank where he also headed the credit risk management department. He brings more than 20 years of accounting and banking experience to the Bank. Previously, he held senior audit and accounting positions at Chase Manhattan Bank, the Hong Kong Government and KPMG. He holds a social sciences degree from the University of Hong Kong with a major in economics and management studies and is also a qualified accountant.

As deputy chief executives of the Bank, both appointments report to the Chief Executive.

Mr. Liu will join the Bank as Chief Information Officer. His prior position was sector head - Business Consulting Services for IBM China/Hong Kong Limited where he had overall responsibility for the financial services business consulting function covering all banking, insurance, fund management and securities institutions in Hong Kong. He brings 34 years of experience in computer operations and information technology to the Bank. Previously, he held senior management positions in operations, financial control, business management and information technology at Citibank, Chase Manhattan Bank and UBS. He will join the management committee of the Bank and will report to the Chief Financial Officer.

The Board wishes to thank the Search Committee, which was formed by the Board on 19 August 2004 to conduct a global search through an open and competitive process for the best candidates to fill these positions. The Search Committee was chaired by Dr. Fung Victor Kwok King, independent non-executive director, and comprised of Mr. Sun Changji, Vice-chairman, Mr. He Guangbei, Vice-chairman and Chief Executive and Messrs. Shan Weijian, Tung Chee Chen and Madam Yang Linda Tsao, independent non-executive directors. The Board also welcomes Messrs. Gao Yingxin, Alex Cheung and Peter Liu to the Group and is confident that they will further enhance the corporate governance of the Group and facilitate the further adoption of international best practices to better serve the Group's stakeholders.

By Order of the Board
Jason C.W. Yeung
Company Secretary

Hong Kong, 31 December 2004

As at the date hereof, the board of directors (the "Board") of the Company comprises Mr. XIAO Gang* (Chairman), Mr. SUN Changji* (Vice-chairman), Mr. HE Guangbei (Vice-chairman and Chief Executive), Mr. HUA Qingshan*, Mr. LI Zaohang*, Mr. ZHOU Zaiqun*, Madam ZHANG Yanling*, Dr. FUNG Victor Kwok King**, Mr. SHAN Weijian**, Mr. TUNG Chee Chen** and Madam YANG Linda Tsao**. Mr. NEOH Anthony Francis acts as the Senior Advisor to the Board.

* *non-executive directors*
** *independent non-executive directors*

File No.82-34675

Our Ref : BS(2005)005(JY)

3rd January, 2005

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs,

BOC Hong Kong (Holdings) Limited
Rule 12g3-2(b) File No.82-34675

We enclose the Monthly Return on Movement of Listed Equity Securities filed by the Company with the Stock Exchange of Hong Kong Limited (the "HKSE") for the month ended 31st December, 2004 for your attention.

Please note that the above documents are being furnished to the Securities and Exchange Commission (the "SEC") on behalf of the Company pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

..../page 2

香港花園道1號52樓
52/F, 1 Garden Road, Hong Kong
網址 Website: www.bochkholdings.com
電話 Tel: (852) 2846 2700
傳真 Fax: (852) 2810 5830

Yours faithfully,
For and on behalf of
BOC Hong Kong (Holdings) Limited

Jason C.W. Yeung
Company Secretary

Encl.

香港花園道一號五十二樓 電話 Tel: (852) 2846 2700
52/F, 1 Garden Road, Hong Kong. 傳真 Fax: (852) 2810 5830

Monthly Return On Movement of Listed Equity Securities

(For the month ended : 31st December 2004)

To: E-Business & Information Services of Hong Kong Exchanges and Clearing Ltd.
Fax No: 2521 7072

From: BOC Hong Kong (Holdings) Limited
(Name of Company)

Jason C. W. Yeung
(Name of Responsible Official)

Tel No: 2846 2700

Date: 3rd January 2005

(A) Information on Types of Listed Equity Securities:
(please tick wherever applicable)

1. Ordinary shares: √

2. Preference shares:

3. Other classes of shares: please specify: ____________

4. Warrants: please specify: ____________

(B) Movement in Authorised Share Capital:

	No. of ordinary shares/ Preference shares/ Other classes of shares	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month	20,000,000,000	5.00	100,000,000,000
Increase/(Decrease) (EGM approval date): (____________)	Nil	N/A	Nil
Balance at close of the month	20,000,000,000	5.00	100,000,000,000

(C) Movement in Issued Share Capital:

	No. of Ordinary shares	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month:	10,572,780,266	Nil	Nil
Increase/(Decrease) during the month:	Nil	Nil	Nil
Balance at close of the month:	10,572,780,266	Nil	Nil

(D) Details of Movement

*Please delete and insert "N/A" wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	IN NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS* Type	No. of Options	Granted	Exercised	Cancelled	No. of Options	
1. Ordinary shares Exercise Price: HK$ 2. Ordinary shares Exercise price: HK$ 3. Ordinary shares Exercise Price: HK$ 4. Ordinary shares Exercise price: HK$	Nil				Nil	
WARRANTS* Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
1. ____________ *Subscription price:* HK$__________ 2. ____________ *Subscription price:* HK$__________	Nil				Nil	
CONVERTIBLES* Class	Units	Converted (Units)			Units	
____________ Convertible price: HK$ __________	Nil				Nil	
OTHER ISSUES OF SHARES*						
Rights Issue	Price:	Issue and allotment Date:				
Placing	Price:	Issue and allotment Date:			Nil	
Bonus Issue		Issue and allotment Date:				
Scrip Dividend		Issue and allotment Date:				
Repurchase of share		Cancellation Date:				
Redemption of share		Redemption Date:				
Consideration issue	Price:	Issue and allotment Date:				
Others (Please specify)	Price:	Issue and allotment Date:				
Total No. of ordinary shares/preference shares/other classes of shares Increased/(decreased) during the month:						-

Remarks: ______________________________

____

Authorised Signatory:

Name : Jason C. W. Yeung

Title : Company Secretary

Notes:

All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.